Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated April 12, 2018	Registration Statement File No. 333-218392

1,050,000 shares of Common Stock issuable upon the exercise of warrants

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This Prospectus Supplement No. 3 supplements and amends our prospectus dated April 12, 2018 (the "Prospectus"), relating to the public offering of 1,050,000 shares of Common Stock which are issuable upon the exercise of outstanding common warrants and placement agent warrants issued in our public offering of units, pre-funded units and placement agent warrants which closed on July 18, 2017, pursuant to a prospectus dated July 14, 2017.

Each common warrant is exercisable into one-twenty-fifth of a share of common stock, at an exercise price of $10.625 per share, collectively, the common warrants. Common warrants became exercisable on July 18, 2017, the date of issuance, and will remain exercisable for five years from the issuance date.  Each warrant to purchase one-twenty-fifth of a share of common stock issued to the placement agent, or collectively, the placement agent warrants, became exercisable on July 18, 2017, the date of issuance, and will remain exercisable for five years from the issuance date at an exercise price of $12.50 per share.

On September 25, 2018, we filed with the Securities and Exchange Commission a Current Report on Form 8-K (the "Form 8-K") announcing the Board of Director's approval of a Retention Plan for Executives and the entering into an Executive Change in Control and Severance Benefits Agreement with our Chief Executive Officer, Chief Financial Officer and Chief Information Officer. The Form 8-K, as filed (but without the exhibits filed with the Form 8-K), is set forth below.  This Prospectus Supplement No. 3 is being filed to update, supplement and amend the information contained in the Prospectus with the information contained and incorporated by reference in the Form 8-K.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.

Our common stock is quoted on the Nasdaq Capital Market under the trading symbol "OPGN."  The last sale price of our common stock on September 25, 2018, as reported by the Nasdaq Capital Market, was $2.15 per share.  The common warrants and placement agent warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Investing in our common stock involves risk.  Please read carefully the section entitled "Risk Factors" beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 3 dated September 26, 2018

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________
FORM 8-K
_________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
 Securities Exchange Act of 1934
September 21, 2018
 Date of Report (date of earliest event reported)
_________________
OpGen, Inc.
(Exact name of Registrant as specified in its charter)
_________________
Delaware (State or other jurisdiction of incorporation or organization)	001-37367 (Commission File Number)	06-1614015 (I.R.S. Employer Identification Number)

708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878
(Address of principal executive offices)
(240) 813-1260
(Registrant's telephone number, including area code)
Not Applicable
 (Former name or former address, if changed since last report)
_________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company [X]
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [_]

Item 5.02 — Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On September 21, 2018, the Board of Directors (the "Board") of OpGen, Inc. (the "Company") approved a Retention Plan for Executives (the "Retention Plan").  The Company considers the establishment and maintenance of a sound and vital management team to be essential to protecting and enhancing the best interests of the Company and its stockholders.  In this connection, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may arise and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.  Accordingly, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management to their assigned duties without distraction in circumstances arising from the possibility of a change in control of the Company.  The executive officers of the Company, as that term is defined under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, are the eligible participants in the Retention Plan (the "Executives").
The initial term of the Retention Plan is three (3) years, its term is automatically extended for one (1) year terms thereafter unless the Company provides notice of termination to the Executives at least six (6) months before the termination date; provided, that if a change in control (as defined in the Retention Plan) does occur, the term is then set at two (2) years after the date of the change in control.
The Retention Plan provides for Units to be awarded to the Executives, which can be issued in fractional Units, with each Unit equal to one percent (1%) of the "transaction value" of a change in control transaction.  A total of four Units are available for award under the Retention Plan.  "Transaction value" means all economic value of a change in control transaction to the Company, including any debt or other obligations assumed by the surviving entity in the transaction, amounts paid to the Company or its stockholders, milestone payments, earn-outs and forgiveness of indebtedness.  For purposes of this definition, (i) in the case of the sale, exchange or purchase of the Company's equity securities, the total consideration paid for such securities (including amounts paid to holders of options, warrants and convertible securities), and (ii) in the case of a sale or disposition by the Company of assets, the total consideration paid for such assets, plus the net value of any current assets not sold by the Company.
The Units will vest and be payable only in the event an Executive has a "qualifying termination" during a defined change in control period, or remains employed by the Company or its successor at the termination date of the Retention Plan.  A "qualifying termination" is a termination without cause by the Company or a termination for good reason by the Executive in the change in control period that spans from six (6) months before the change in control to the second anniversary after the change in control consummation.
The Retention Plan is binding on any successor to the Company.
The foregoing description is not complete and is qualified by reference to the terms of the Retention Plan, which is filed with this Form 8-K as Exhibit 10.1 and incorporated herein by reference.
On September 24, 2018, the Company entered into an Executive Change In Control and Severance Benefits Agreement with Evan Jones, its Chief Executive Officer, and amended its Executive Change In Control and Severance Benefits Agreement (each, an "Agreement"), with each of Timothy C. Dec, its Chief Financial Officer, and Vadim Sapiro, its Chief Information Officer.

The Agreement with Mr. Jones is a new agreement that provides that, in the event of a termination without cause by the Company or a termination for good reason by Mr. Jones, he will receive severance equal to six (6) months base salary at the time of termination.  In addition, if Mr. Jones' employment is terminated without cause by the Company or any successor, or by Mr. Jones for good reason at any time within two years after a change of control of the Company, he shall receive the following additional benefits: (1) the severance payment obligation is increased to twelve (12) months; (2) acceleration, vesting and lapse of forfeiture on any outstanding equity awards granted to the Executive, and, if applicable, extended time to exercise vested stock options; and (3) payment by the Company or its successor, for a period of six (6) months, of health benefits for the Executive and/or the Executive's family at levels substantially equal to those which would have been provided to him or them in accordance with the plans, programs, practices and policies in effect as of the date immediately before the change in control consummation date.
The Agreements with the other Executives amend prior agreements to provide the same terms as described above.
The foregoing is a summary of the principal terms of the Agreements.  The Agreements are attached to this Form 8-K as Exhibits 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference.
Item 9.01 — Financial Statements and Exhibits.
Exhibit No.	Description
10.1	OpGen, Inc. Retention Plan for Executives.
10.2	Executive Change In Control and Severance Benefits Agreement, dated September 24, 2018 between OpGen, Inc. and Evan Jones.
10.3	Executive Change In Control and Severance Benefits Agreement, dated September 24, 2018 between OpGen, Inc. and Timothy C. Dec.
10.4	Executive Change In Control and Severance Benefits Agreement, dated September 24, 2018 between OpGen, Inc. and Vadim Sapiro.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
OpGen, Inc.

Date: September 24, 2018	By:	/s/ Timothy C. Dec
Timothy C. Dec
Chief Financial Officer